SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No     ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item
1	Material fact dated January 23, 2014.

MATERIAL FACT

Further to the Material Fact announcement of January 10, 2014, Grupo Santander announces that Santander Consumer USA Holdings Inc (the “Company”) has priced its initial public offering of shares, which have been approved for listing on the New York Stock Exchange. A 21.6% of the Company has been placed, of which a 4% corresponds to the shares sold by Grupo Santander. After this sale, Grupo Santander maintains a 60.7% stake in the share capital of the Company.

The sale price to the public is set at 24 dollars per share, valuing Santander Consumer USA Holdings Inc in 8,328 million dollars.

The transaction generates for Grupo Santander a net capital gain of Euro 740 million, which will be used to strengthen its balance sheet.

Boadilla del Monte (Madrid), January 23, 2014

Important notice

A registration statement relating to these securities has been declared effective by the U.S. Securities and Exchange Commission. This material fact announcement shall not constitute an offer to sell, or the solicitation of an offer to buy, these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to their registration or qualification under the securities laws of any such state or jurisdiction.

Banco Santander, S.A. – Domicilio Social: Paseo de Pereda , 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción, 1a C.I.F. A-39000013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 23, 2014	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President